

10030623

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 29 2010
Washington, DC
110

SEC FILE NUMBER
8-13753

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:. Credit Agricole Securities (USA) Inc.

Calyon Securities (USA) Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1301 Avenue of Americas

(No. and Street)

New York	**New York**	**10019**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Musky Kalra **212-261-7450**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

AB 3/31

OATH OR AFFIRMATION

We, Thierry Simon and Musky Kalra affirm that, to the best of our knowledge and belief the accompanying financial statements and supporting schedules pertaining to Calyon Securities (USA) Inc. for the year ended, December 31, 2009, are true and correct. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

DONNA MEINERS
NOTARY PUBLIC-STATE OF NEW YORK
No. 01ME6089091
Qualified in New York County
My Commission Expires March 17, 20 11



Signature

President and Chief Executive Officer
Title



Signature

Chief Financial Officer
Title

acknowledged before me this
25th day of March 2010

Donna Meiners
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Calyon Securities (USA) Inc.

Statement of Financial Condition

December 31, 2009

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
Calyon Securities (USA) Inc.

We have audited the accompanying statement of financial condition of Calyon Securities (USA) Inc. (the "Company") as of December 31, 2009. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Calyon Securities (USA) Inc. at December 31, 2009 in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

March 26, 2010

Calyon Securities (USA) Inc.

Statement of Financial Condition

December 31, 2009
(Dollars in Thousands)

Assets	
Cash at bank	$ 453
Securities segregated for regulatory and other purposes	14,994
Financial instruments owned, at fair value	682,961
Securities purchased under agreements to resell	19,325,447
Securities borrowed	333,299
Receivables from brokers, dealers and clearing organizations	170,009
Receivables from customers	46,412
Receivables from non-customers	13
Other assets	71,030
Total assets	$ 20,644,618
Liabilities and stockholder's equity	
Liabilities:	
Short-term bank loans	$ 355,000
Financial instruments sold, not yet purchased, at fair value	20,923
Securities sold under agreements to repurchase	18,763,100
Securities loaned	359,668
Secured borrowing	210,954
Payables to brokers, dealers and clearing organizations	282,151
Payables to customers	35,616
Payables to non-customers	2,049
Other liabilities and accrued expenses	72,681
	20,102,142
Liabilities subordinated to claims of general creditors	360,000
Stockholder's equity:	
Common stock, $100 par value (75,000 shares authorized, 100 shares issued and outstanding)	10
Additional paid-in capital	243,794
Accumulated deficit	(59,054)
Accumulated other comprehensive loss	(2,274)
Total stockholder's equity	182,476
Total liabilities and stockholder's equity	$ 20,644,618

See notes to statement of financial condition.

Calyon Securities (USA) Inc.

Notes to the Statement of Financial Condition

December 31, 2009
(Dollars in Thousands)

1. Organization

Calyon Securities (USA) Inc. (the "Company") is a direct wholly owned subsidiary of Calyon Global Partners, Inc. (the "Parent"), which is an indirect wholly owned subsidiary of Calyon, S.A. The Company is a registered securities broker and dealer under the Securities Exchange Act of 1934, a member of the Financial Industry Regulatory Authority and is registered with the Commodity Futures Trading Commission ("CFTC") as an introducing broker. The Company is also a member of the New York Stock Exchange, Inc. ("NYSE"), the National Association of Securities Dealers, Inc., American Stock Exchange and the National Futures Association.

In its capacity as a securities broker-dealer, the Company provides its clients securities lending, brokerage, investment banking, custody, execution and clearance and corporate finance advisory services on a global basis. The Company's client base is primarily comprised of domestic and foreign institutions including fund managers, banks and securities broker-dealers. The Company also engages in trading activities in the equity and fixed income markets.

Substantially all of the Company's securities brokerage activities are conducted on a deliver versus payment or receipt versus payment basis.

2. Summary of Significant Accounting Policies

Basis of Presentation

The preparation of the statement of financial condition is in conformity with accounting principles generally accepted in the United States of America and prevailing industry practices requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent. Actual results could differ from those estimates.

Customer Facilitation Activities

The Company's customer activities involve the execution, settlement and financing of various securities transactions on either a cash or margin basis. In margin transactions, the Company extends credit, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account.

2. Summary of Significant Accounting Policies (continued)

Financial Instruments Owned

Financial instruments owned and financial instruments sold, not yet purchased are recorded at fair value.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Fair Value Measurements

The Company defines fair value in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, *Fair Value Measurements* ("ASC 820") which establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

Securities Lending Activities

Securities borrowed and securities loaned transactions are recorded on a settlement date basis at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. With respect to securities loaned, the Company receives and takes possession of collateral in the form of cash or other collateral in an amount generally in excess of the fair value of securities loaned. The Company monitors the fair value of securities borrowed and loaned on a daily basis with additional daily collateral being obtained or refunded as necessary.

Reverse Repurchase and Repurchase Agreements

Transactions involving purchases of securities under agreements to resell ("reverse repurchase agreements"), or securities sold under agreements to repurchase ("repurchase agreements"), are treated as collateralized financing transactions except where the Company does not have an

2. Summary of Significant Accounting Policies (continued)

agreement to sell (or purchase) the same or substantially the same securities before maturity at a fixed or determinable rate. Reverse repurchase and repurchase agreements are recorded at their contracted resale or repurchase amounts, plus accrued interest. It is the Company's policy to obtain possession of securities with a fair value in excess of the principal amount loaned plus accrued interest thereon, in order to collateralize reverse repurchase agreements. Similarly, the Company is required to provide securities to counterparties in order to collateralize repurchase agreements. The Company's agreements with counterparties generally contain contractual provisions allowing for additional collateral to be obtained, or excess collateral returned, when necessary. It is the Company's policy to value collateral daily and to obtain additional collateral from the counterpart, or to return excess collateral to counterparties, when appropriate.

Income Taxes

The Company records its income tax provision using the asset and liability method in accordance with ASC 740, *Income Taxes* ("ASC 740"). Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company applies the authoritative guidance for uncertainty in income taxes included in ASC 740. This guidance requires the evaluation of tax positions taken or expected to be taken to determine whether the tax positions are "more-likely-than-not" to be sustained by the taxing authority. The Company recognizes a tax benefit from an uncertain position only if it is more-likely-than-not that the position is sustainable, based solely on its technical merits and consideration of the relevant taxing authority's widely understood administrative practices and procedures. If this threshold is met, the Company measures the tax benefits as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement.

Translation of Foreign Currencies

Monetary assets and liabilities denominated in foreign currencies are revalued monthly at current rates of exchange.

(Dollars in Thousands)

3. Recently Issued Accounting Standards

In June 2009, the portion of ASC 860, *Accounting for Transfers of Financial Assets*, applicable to the FASB Statement of Financial Standards No. 166, was issued. The amendments will be effective January 1, 2010. The amendment will establish sale accounting criteria for transfers of financial assets. The Company is currently assessing the impact of the requirements on its statement of financial condition.

In 2009, the Company adopted the portion of ASC 860, *Accounting for Transfers of Financial Assets and Repurchase Financing Transactions*, applicable to the FASB Staff Position No. 140-3. Under the guidance of this portion of ASC 860, there is a presumption that the initial transfer of a financial asset and subsequent repurchase financing involving the same asset are considered part of the same arrangement (i.e., a linked transaction). However, if certain criteria are met, the initial transfer and repurchase financing will be evaluated as two separate transactions. The adoption of this portion of ASC 860 did not have a material impact on the Company's statement of financial condition.

4. Securities Segregated Under Federal Regulations and Other Purposes

At December 31, 2009, the Company had segregated for the exclusive benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934, $28,522 of qualified securities which consists of securities purchased under agreement to resell. In addition, at December 31, 2009, the Company had segregated $10,974 of qualified securities for the benefit of proprietary accounts of introducing brokers ("PAIB"). The qualified securities are securities purchased under agreement to resell, of approximately $3,138 and financial instruments owned of approximately $7,836.

An additional $7,158 of securities are segregated for deposits at clearing organizations.

5. Receivables from and Payables to Brokers, Dealers and Clearing Organizations

The components of receivables from and payables to brokers, dealers and clearing organizations as of December 31, 2009 are as follows:

Receivables from brokers, dealers and clearing organizations:	
Securities failed to deliver	$ 135,988
Clearing organizations	14,956
Other	19,065
	$ 170,009

5. Receivables from and Payables to Brokers, Dealers and Clearing Organizations

Payables to brokers, dealers and clearing organizations:	
Securities failed to receive	$ 251,041
Clearing organizations	31,110
	$ 282,151

6. Receivables from and Payables to Customers

Receivables from and payables to customers represent balances arising from cash transactions conducted on a receipt versus payment or delivery versus payment basis.

7. Fair Value Measurements

Substantially all of the Company's financial assets and liabilities are carried at fair value or contracted amounts, which approximate fair value.

Financial instruments recorded at contracted amounts approximating fair value consist largely of short-term receivables and payables, including securities borrowed and loaned, customer receivables and payables, receivables and payables from and to brokers, dealers, and clearing organizations and certain other receivables and payables. The carrying amount of the liabilities subordinated to claims of general creditors and secured borrowing approximated fair value at December 31, 2009.

ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value.

(Dollars in Thousands)

7. Fair Value Measurements (continued)

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly in active markets.
- Level 3 inputs are unobservable inputs for assets or liabilities and rely on management's own assumptions about the assumptions that market participants would use in pricing the assets or liabilities. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2009:

	Level 1	Level 2	Level 3	Total
Assets				
Securities segregated for regulatory and other purposes	$ 14,994	$ –	$ –	$ 14,994
Financial instruments owned, at fair value:				
Certificate of deposits	–	450,214	–	450,214
Corporate debt securities	231,877	–	–	231,877
Equities securities	702	168	–	870
Total financial instruments owned	232,579	450,382	–	682,961
Total	$ 247,573	$ 450,382	$ –	$ 697,955
Liabilities				
Financial instruments sold, not yet purchased, at fair value:				
United States government obligations	$ 16,610	$ –	$ –	$ 16,610
Corporate debt securities	4,313	–	–	4,313
	$ 20,923	$ –	$ –	$ 20,923

(Dollars in Thousands)

8. Securities Received as Collateral

At December 31, 2009, there were no firm owned securities pledged to counterparties where the counterparty has the right, by the contract or custom, to sell or repledge. The Company has accepted collateral that it is permitted by contract or custom to sell or repledge. This collateral consists primarily of securities received in connection with securities borrowed and reverse repurchase agreements with financial institutions. The fair value of such collateral at December 31, 2009 is $19,601,423. In the normal course of business, this collateral is used by the Company to cover short sales and to provide securities lending to affiliates. At December 31, 2009, $549,996 of the above collateral has been delivered against securities sold short or repledged in securities lending transactions by the Company.

9. Related Party Transactions

In the normal course of its business, the Company provides services to and receives services from various domestic and foreign affiliates. The Company also enters into securities transactions and financing transactions with its affiliates. The receivables and payables to noncustomers represent amounts due from and to Calyon S.A. in connection with its principle trading activities.

As of December 31, 2009, Parent and other affiliate-related balances included in the statement of financial condition consist of the following:

Assets:	
Cash at bank	$ 287
Securities borrowed	45,430
Securities purchased under agreements to resell	443,135
Receivables from brokers, dealers and clearing organizations	150
Receivables from customers	703
Receivable from non-customers	13
Other assets	35,604
Total	$ 525,322

(Dollars in Thousands)

9. Related Party Transactions (continued)

Liabilities:	
Short-term bank loans	$ 355,000
Securities sold under agreements to repurchase	367,956
Secured borrowings	210,954
Securities loaned	38,734
Payables to brokers, dealers and clearing organizations	1,089
Payables to customers	5,301
Payables to non-customers	128
Other liabilities and accrued expenses	3,194
Total	$ 982,356
Liabilities subordinated to claims of general creditors	$ 360,000

The Company lends to and borrows from affiliated companies through reverse repurchase agreements, deposits, repurchase agreements and loans based upon prevailing interest rates.

The Company loans securities to affiliates through its matched book securities lending and borrowing business. The Company also assists in financing an affiliate's inventory through securities lending to third parties.

The Company has two subordinated loans with its Parent in the amount of $360,000.

As of December 31, 2009, the Company had pledged $294,490 of securities to an affiliate to support a secured overnight facility. At December 31, 2009, the Company had no draw downs of this facility.

10. Income Taxes

The Company is included in the consolidated federal tax return of its Parent.

At December 31, 2009, the Company has New York State ("NYS") net operating loss carryforwards of approximately $5,054 for state income tax purposes, which expire in 2028, and New York City ("NYC") net operating loss ("NOL") carryforwards of approximately $4,161 for city income tax purposes, which expire in 2028.

(Dollars in Thousands)

10. Income Taxes (continued)

The effective tax rate differs from the statutory tax rate. This difference can be attributed to adjustments to reflect the final 2008 tax liability, transfer pricing adjustments related to intercompany fees, 50% disallowance of deductions for meals and entertainment, and charitable contribution deductions.

As of December 31, 2009, the Company has a net deferred tax asset of $12,573. The net deferred tax asset consists primarily of deferred pension accrual, deferred compensation and income, and state and city net operating loss carryforwards. The 2009 net decrease to the deferred tax asset balance is $1,622. Such change was principally the result of a decrease in the Company's Federal, NYS and NYC NOL available at the end of 2009, partially offset by an increase in deferred bonuses and 2008 return to provision adjustments. The Company did not record a valuation allowance for the total deferred tax asset at December 31, 2009 as none was required.

As of and during the year ended December 31, 2009, the Company did not have any liabilities related to uncertain tax positions. As of December 31, 2009, the Company's tax years for 2006, 2007, 2008 and 2009 are subject to examination by tax authorities. Certain state returns may remain open an additional year depending on the jurisdiction.

11. Commitments and Contingencies

The Company has various lawsuits pending, which, in the opinion of management of the Company and outside counsel, will likely be resolved with no material adverse effect on the financial position of the Company.

In the normal course of business, the Company provides guarantees to securities clearinghouses and exchanges. These guarantees are generally required under the standard membership agreements such that members are required to guarantee the performance of other members. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral. The Company's obligation under such guarantees could exceed the collateral amounts posted; however, the potential for the Company to be required to make payments under such guarantees is deemed remote.

At December 31, 2009, the Company entered into forward starting reverse repurchase and repurchase agreements that are primarily secured by collateral from U.S. government agency securities. The forward reverse repurchase and repurchase agreements amount to $2,000,000 and $750,000, respectively.

(Dollars in Thousands)

12. Employee Benefit Plans

The Company has a noncontributory defined benefit pension plan (the "Plan") which covers full-time employees of the Company, between the ages of 21 and 65. The cost of pension benefits for eligible employees, measured by length of service, compensation and other factors, is currently being funded through a trust (the "Trust") established under the Plan. Funding of retirement costs for the Plan complies with the minimum funding requirements specified by the Employee Retirement Income Security Act of 1974, as amended, and other statutory requirements.

Effective December 31, 2008, the Plan was frozen and the average salary and service was capped. Participants are vested in what they accrued through December 31, 2008. Employees who are over 55 and have 20 years of service will continue to accrue service for early retirement purposes.

The underfunded status of the Plan of $11,550 at December 31, 2009 is recognized in the accompanying statement of financial condition in other liabilities and accrued expenses as accrued pension liability. No plan assets are expected to be returned to the Company during the year ended December 31, 2009.

Employees of the Company participate in Calyon Americas' ("CA") qualified and nonqualified retirement plans. Both plans cover substantially all employees who meet certain age and tenure requirements and provide benefits to employees upon retirement.

The defined benefit plan is based on years of service and the employee's compensation during the highest five consecutive years of participation. CA's funding policy is to fund the plan based on the Projected Unit Actuarial Cost Method.

(Dollars in Thousands)

12. Employee Benefit Plans (continued)

The following tables provide a reconciliation of the changes in the plans' benefit obligations, fair value of assets for plan and funded status for the plan participants in the qualified and non-qualified retirement plans for the year ended December 31, 2009:

	Qualified Plan	Non-Qualified Plans
Reconciliation of benefit obligation:		
Benefit obligation, January 1, 2009	$ 16,837	$ 2,235
Interest cost	1,081	130
Actuarial gain	2,300	54
Benefits paid	(281)	(116)
Benefit obligation, December 31, 2009	19,937	2,303
Reconciliation of fair value of plan assets:		
Fair value of plan assets as of January 1, 2009	7,764	–
Actual return on assets	1,827	–
Employer contribution	1,380	116
Benefits paid	(281)	(116)
Fair value of plan assets as of December 31, 2009	10,690	–
Funded status as of December 31, 2009	$ (9,247)	$ (2,303)

The assumptions used in the measurement of the benefit obligations are shown in the following table:

	Qualified Plan	Non-Qualified Plans
Weighted-average assumptions used to determine benefit obligations:		
Discount rate	5.75%	5.75%
Expected return on plan assets	7.00%	N/A
Rate of compensation increase	N/A	N/A
Measurement date	12/31/09	12/31/09

The Company expects to contribute $10,000 to its qualified and nonqualified pension plans in 2010.

(Dollars in Thousands)

12. Employee Benefit Plans (continued)

The pension plan assets are held in the Trust. Plan fiduciaries set investment policies and strategies for the pension plan. Long-term strategic investment objectives include preserving the funded status of the Plan with a goal of meeting the long-term needs of the Plan and to preserve capital by balancing risk and return to avoid severe declines that could greatly impact the ability of the plans to meet on-going benefit payments. The Plan fiduciaries oversee the investment allocation process, which includes selecting investment managers, setting long-term strategic targets and monitoring asset allocations. Plan assets within the Trust consist principally of balances of equity and fixed income investments.

There were no changes in the actuarial cost methods from the previous valuation.

With respect to the benefit plans, the weighted-average asset allocation at December 31, 2009 is 48.90% equity securities, 33% debt securities, 3.9% REITs, and 14.2% others. The longer term asset allocation target is 47% equity securities, 36% debt securities, and 17% other. The expected return on assets is a long-term assumption. Based on estimated long-term returns on equities and fixed income securities, as well as the Company's actual target asset allocation and given the current environment, the reasonable range for the expected return on assets is 7%.

At December 31, 2009, future plan benefits expected to be paid through 2019 are as follows:

	Qualified Plan	Non-Qualified Plans
2010	$ 391	$ 221
2011	440	236
2012	520	243
2013	522	243
2014	626	237
2015 – 2019	3,542	961
	$ 6,041	$ 2,141

The Company also participates in a defined contribution plan. The 401(k) Savings Plan allows participants to make before-tax contributions from 1% to 100% of the employees' salary, subject to the maximum allowable contribution as established by the Internal Revenue Code. The Company makes annual matching contributions. Matching contributions will not exceed more

(Dollars in Thousands)

12. Employee Benefit Plans (continued)

than a total of 6% of the employee's eligible base pay. Participants are immediately fully vested in their contributions, and earnings thereon, in the plan. Company match portion is subject to a vesting schedule.

13. Liabilities Subordinated to Claims of General Creditors

At December 31, 2009, the Company had the following subordinated loans:

Subordinated loan with Parent, due December 31, 2011	$ 200,000
Subordinated loan with Parent, due January 4, 2012	160,000
	$ 360,000

The Company has two subordinated loans with its Parent. The first loan which matures in 2011, bears interest at LIBOR plus 90 basis points which resets every six months and the second loan which matures in 2012, bears interest at LIBOR plus 90 basis points which resets every six months. The subordinated loans are approved by the NYSE and meet the regulatory requirements to be included when computing net capital pursuant to the Uniform Net Capital Rule under the Securities Exchange Act of 1934. These subordinations, which are subordinated to all claims of general creditors of the Company, constitute part of the Company's net capital under the Uniform Net Capital Rule and may be repaid only if, after giving effect to such repayment, the Company continues to meet its minimum net capital requirements.

14. Off-Balance Sheet Risk

In its capacity as a broker, the Company will, at times, enter into foreign currency forward transactions to facilitate customer requests to settle foreign denominated securities transactions in U.S. dollars. The fair value of these transactions generally approximates zero due to the short-term settlement nature of the product. In addition, the Company utilizes foreign currency forward contracts to economically hedge its revenues. At December 31, 2009, total foreign currency forward contracts outstanding were $3,749.

Open derivative contracts, which are linked to assets or liabilities that are sold or otherwise disposed of, are terminated at the time of disposition.

(Dollars in Thousands)

15. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (the "Rule") and the capital rules of the NYSE. The Company has elected to use the alternative net capital method permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $1,500 or 2% of aggregate debit items arising from customer transactions, as defined. The NYSE may require a member firm to reduce its business if its net capital is less than 4% of aggregate debit items and may prohibit a member firm from expanding its business or paying cash dividends if its net capital is less than 5% of aggregate debit items. As an introducing broker, regulated by the CFTC, the Company is subject to a minimum capital requirement of $500. At December 31, 2009, the Company had net capital of $370,626 which was 574% of aggregate debit items and $369,126 in excess of required net capital of $1,500.

16. Concentration of Credit Risk

As a securities broker-dealer, the Company engages in various securities underwriting, trading and brokerage activities servicing a diverse client group, primarily consisting of large domestic and international corporations and institutional investors. A substantial portion of the Company's transactions are executed with and on behalf of affiliated companies, institutional investors and other brokers and dealers. The Company's exposure to credit risk associated with the non-performance of these customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets and regulatory changes which may impair the customer's or counterparty's ability to satisfy their obligation to the Company. In the event of non-performance, the Company may be required to purchase or sell financial instruments at unfavorable market prices, resulting in a loss to the Company. The Company does not anticipate non-performance by customers or counterparties in the situation described. The Company has a policy of reviewing the credit standing of each customer and counterparty with which it conducts business. At December 31, 2009, the Company's most significant concentration of credit risk was with affiliated companies.

17. Subsequent Events

The Company has evaluated whether events or transactions have occurred after December 31, 2009 that would require recognition or disclosure in this statement of financial condition through March 26, 2010, which is the date of issuance of this statement of financial condition.

On February 6, 2010, the Company changed its name to Credit Agricole Securities (USA) Inc.

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530
Tel: 212 773 3000
www.ey.com

Report of Independent Accountants on Applying Agreed-Upon Procedures

To the Board of Directors and Management of Calyon Securities (USA) Inc.:

We have performed the procedures enumerated below, which were agreed to by the Board of Directors and management of Calyon Securities (USA) Inc. (the "Company"), the Securities Investor Protection Corporation ("SIPC"), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation ("Form SIPC-7T") for the fiscal period from April 1, 2009 through December 31, 2009. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement record entries. We were provided by Management a copy of checks dated January 1, 2009; November 6, 2009; February 25, 2010; and March 26, 2010, made to SIPC as evidence of payments of the 2009 transitional assessment.

   No exceptions noted.

2. Compared the amounts derived from the FOCUS reports for the fiscal period from April 1, 2009 through December 31, 2009, with the amounts reported in Form SIPC-7T for the fiscal period from April 1, 2009 through December 31, 2009.

   Exception noted.

   We noted that the amount for Item No. 2a "Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)" was greater than the sum of the amounts on the corresponding line of the June, September, and December quarterly Statement of Income schedules of the FOCUS reports by $58,598,606.

   Management represented to us that the difference of $58,598,606 is related to the fourth quarter commission revenue for trades executed on behalf of an affiliated foreign broker dealer where the Company acts as an agent. The Company recorded these commissions on a net basis (i.e., commission income less related commissions paid to affiliates) beginning with the amended FOCUS for the fourth quarter of fiscal year 2009. FOCUS reports for quarters two and three were not re-filed to reflect this change of presentation.

Form SIPC-7T has been prepared on a consistent basis for the fiscal period from April 1, 2009 through December 31, 2009 using a gross presentation with a deduction shown separately for commissions paid to affiliates for trades executed as agent on their behalf.

The difference noted, does not affect the final assessment amount calculated in Item No. 2e "General Assessment @ .0025" as the "Deduction" in Item No. 2c(8) "Other revenue not related directly or indirectly to the securities business" includes the corresponding commissions expense related to these trades.

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers provided to us by representatives of the Company.

   No exceptions noted.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related supporting schedules and working papers supporting the adjustments.

   No exceptions noted.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T) for the fiscal period from April 1, 2009 through December 31, 2009. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

March 26, 2010

SIPC-7T
(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300
Transitional Assessment Reconciliation

SIPC-7T
(29-REV 12/09)

(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

CREDIT AGRICOLE SECURITIES (USA) INC.
1301 AVENUE OF THE AMERICAS
CSI ACCOUNTING - 14TH FL.
NEW YORK, NY 10019
8-13753

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Patricia Lau 212-261-3559

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 459,162.71

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (379,994.55)
2/25/10 - 261,069.21, 11/6/09 - 118,775.34, 1/1/09 - 150
Date Paid

C. Less prior overpayment applied (—)

D. Assessment balance due or (overpayment) 79,168.16

E. Interest computed on late payment (see instruction E) for 24 days at 20% per annum 1041.12

F. Total assessment balance and interest due (or overpayment carried forward) $ 80,209.28

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 80,209.28

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

CREDIT AGRICOLE SECURITIES (USA) INC.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CFO
(Title)

Dated the 26th day of MARCH, 2010.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ ________ ________
Postmarked Received Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending Dec 31, 2009
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $ 407,740,901

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. — ______

(2) Net loss from principal transactions in securities in trading accounts. — 70,706

(3) Net loss from principal transactions in commodities in trading accounts. — ______

(4) Interest and dividend expense deducted in determining item 2a. — ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. — ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. — ______

(7) Net loss from securities in investment accounts. — ______

Total additions — 70,706

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. — ______

(2) Revenues from commodity transactions. — ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. — ______

(4) Reimbursements for postage in connection with proxy solicitation. — ______

(5) Net gain from securities in investment accounts. — ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. — ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). — 2,571,574

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

Per discussion with SIPC Staff, this amount was reclassed from line 3 under 2C. deductions. This amount relates to the netting of 15A-6 Commissions. — 182,431,271

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. — $ 39,143,679

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). — $ ______

Enter the greater of line (i) or (ii) — 39,143,679

Total deductions — 224,146,524

2d. SIPC Net Operating Revenues — $ 183,665,083

2e. General Assessment @ .0025 — $ 459,162.71

(to page 1 but not less than $150 minimum)

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STATEMENT OF FINANCIAL CONDITION

Calyon Securities (USA) Inc.
SEC I.D. No. 8-13753
December 31, 2009
Independent Registered Public Accounting Firm

Ernst & Young LLP


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